January 3, 2012

Andrew D. Mew
Accounting Branch Chief
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for Fiscal Year Ended Dec. 31, 2010
Filed March 1, 2011
Proxy Statement on Schedule 14A
Filed April 8, 2011
File No. 001-06364

Dear Mr. Mew:

Thank you for speaking with me. This correspondence confirms your consent to an extension of the deadline to provide the information requested in your letter of December 30, 2011. Thank you for consenting to the request. We will provide the information by February 1, 2012.

Very truly yours,

/s/Gina Merritt-Epps, Esq.

Gina Merritt-Epps, Esq.
Corporate Counsel & Secretary

GME/sjh
cc: E. J. Graham